March 7, 2025

Raghu Kilambi
Chief Executive Officer
Clean Energy Special Situations Corp.
12600 Hill County Blvd.
Suite R-275
Austin, TX 78738

       Re: Clean Energy Special Situations Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 14, 2025
           File No. 001-40757
Dear Raghu Kilambi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Louis A. Bevilacqua, Esq.